Exhibit (a)(1)(D)

Offer to Purchase
All Outstanding Shares of Common Stock
of
SL INDUSTRIES, INC.
at
$40.00 Per Share in Cash
Pursuant to the Offer to Purchase dated April 21, 2016
by
HANDY & HARMAN LTD.
and
HANDY & HARMAN GROUP LTD.,
its wholly owned subsidiary
and
SLI ACQUISITION CO.,
its wholly owned subsidiary

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON MAY 18, 2016, UNLESS THE OFFER IS EXTENDED.

April 21, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”), to act as information agent (the “Information Agent”) in connection with Acquisition Sub’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share (the “Shares”), of SL Industries, Inc., a Delaware corporation (the “Company”), at a purchase price of $40.00 per Share in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF THE COMPANY (UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD CONSISTING SOLELY OF INDEPENDENT DIRECTORS) UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in The Tender Offer – Section 11 – Conditions of the Offer in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.           The Offer to Purchase;

2.           The Letter of Transmittal (including IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.           A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4.           A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.           The Company’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6.           A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at midnight, New York City time, on May 18, 2016, unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 6, 2016 (the “Merger Agreement”), by and among the Company, Parent, Purchaser and Acquisition Sub. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will accept the Shares for purchase in the Offer and Acquisition Sub will then merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

The Board of Directors of the Company (upon the unanimous recommendation of a special committee of the Board consisting solely of independent directors) has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Acquisition Sub will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Acquisition Sub will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Acquisition Sub will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, Acquisition Sub, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
CALL TOLL FREE: (800) 322-2885
E-mail:  tenderoffer@mackenziepartners.com